Commission File No. 82-1463



Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Report on the second quarter 2008, dated 18 July 2008, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

SEC-brev Report 2nd quarter 2008

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

Sandvik Q2

PRESS RELEASE 18 July 2008

Interim report on the second quarter and the first six months of 2008

STABLE DEMAND AND STRONG CASH FLOW

- Order intake +2%*, SEK 24,688 M
- Invoiced sales +12%*, SEK 24,016 M
- Metal price effects SEK -176 M
- Currency effects SEK -340 M
- Operating profit -8%, SEK 3,783 M
- Profit after financial items -13%, SEK 3,302 M
- Net profit for the period -13%, SEK 2,410 M
- Earnings per share -12%, 1.94 SEK
- Cash flow +222%, SEK 3,364 M



CEO Lars Pettersson in dialogue with Carl-Olof By from Industrivärden in conjunction with the Annual General Meeting in April.

INVOICED SALES*



15 +7
47 +7
14 +30
8 +37
6 -3
10 +12
Share of the group, %
Change, %

"Demand for Sandvik's products remained favorable. Order intake increased in price and volume by 2%. Adjusted for working days, metal price effects and major project orders the order intake increased by about 9%. Invoiced sales increased in price and volume by 12% and amounted to SEK 24 billion. Operating profit amounted to SEK 3.8 billion and was negatively impacted by effects of changed currency rates and declining metal prices," said Sandvik's President and CEO Lars Pettersson.

"Higher invoicing and a positive price development did offset increased raw material costs. Furthermore, improved capital efficiency contributed to strong cash flow."

KEY FIGURES

SEK M	Q2/08	Q2/07	Q1-2/08	Q1-2/07
Order intake	24 688	24 445	49 788	47 180
Invoiced sales	24 016	22 002	46 006	42 411
Operating profit	3 783	4 093	6 973	7 631
Earnings per share, SEK	1.94	2.20	3.53	4.15

BUSINESS AREAS - INVOICED SALES*



+12%
+19%
+1%**

Sandvik Tooling | Sandvik Mining and Construction | Sandvik Materials Technology
** +14% excluding metal price effects

* Percentage change compared to the same quarter in the preceeding year at fixed exchange rates for comparable units.

For additional information please call +46 (0) 26-26 10 23 or visit www.sandvik.com



SANDVIK

Financial overview

INCOME STATEMENT MSEK	Q2 2008	Q2 2007	Change %	Q1-2 2008	Q1-2 2007	Change %
Order intake	24 688	24 445	+1 [1]	49 788	47 180	+6 [1]
Invoiced sales	24 016	22 002	+9 [2]	46 006	42 411	+8 [2]
Operating profit	3 783	4 093	-8	6 973	7 631	-9
%	15.8	18.6		15.2	18.0	
Profit after financial items	3 302	3 795	-13	6 018	7 161	-16
%	13.7	17.2		13.1	16.9	
Profit for the period	2 410	2 761	-13	4 410	5 212	-15
%	10.0	12.6		9.6	12.3	
of which shareholders' interest	2 304	2 618	-12	4 189	4 946	-15
Earnings per share, SEK *	1.94	2.20	-12	3.53	4.15	-15

* Calculated on the basis of the shareholders' share of profit for the period.
1) +2% and +5% respectively at fixed exchange rates for comparable units.
2) +12% and +8% respectively at fixed exchange rates for comparable units.

KEY FIGURES	Q2 2008	Q2 2007	Full-year 2007
No. of shares outstanding at end of period ('000)	1 186 287	1 186 287	1 186 287
Average no. of shares ('000)	1 186 287	1 186 287	1 186 287
Tax rate, %	27.0	27.2	26.2
Return on capital employed, % [1]	23.2	29.2	27.0
Return on total equity, % [1]	31.2	35.5	34.4
Shareholders' equity per share	23.10	20.30	24.10
Net debt/equity ratio	1.1	1.1	1.0
Equity/assets ratio, %	31	32	35
Net working capital, %	30	29	31
No. of employees	50 125	44 882	47 123

1) Rolling 12 months.

ORDER INTAKE AND INVOICED SALES PER MARKET AREA

Second quarter 2008

Market area	Order intake SEK M	Change.* %	Change.* % [1]	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	11 080	-10	+1	45	11 213	+7	47
NAFTA	3 752	+7	+7	15	3 600	+7	15
South America	1 197	+7	+7	5	1 444	-3	6
Africa/Middle East	2 039	+37	+37	8	1 920	+37	8
Asia	3 689	+6	+14	15	3 505	+30	14
Australia	2 931	+25	+13	12	2 334	+12	10
Total	24 688	+2	+7	100	24 016	+12	100

* At fixed exchange rates for comparable units.
1) Excluding major orders.

CHANGE %	Order intake Q2 2008	Order intake Q2 2007	Order intake Q1-2 2008	Order intake Q1-2 2007	Invoiced sales Q2 2008	Invoiced sales Q2 2007	Invoiced sales Q1-2 2008	Invoiced sales Q1-2 2007
Price/volume	+2	+26	+5	+19	+12	+21	+8	+21
Structural	+3	+4	+4	+3	+2	+4	+3	+3
Currency	-4	-2	-3	-4	-4	-2	-3	-4
Total	+1	+28	+6	+18	+9	+23	+8	+20

Sales


INVOICED SALES
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
06
07
08
Quarter
Rolling 12 months


ORDER INTAKE
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
06
07
08
Quarter
Rolling 12 months

Invoiced sales in the second quarter amounted to SEK 24,016 M (22,002), an increase of 9% in total and of 12% excluding currency effects for comparable units. Changed currency rates had a negative impact of 4% on invoicing.

For Sandvik Tooling, the increase for comparable units excluding currency effects was 12%, and for Sandvik Mining and Construction 19%. Sandvik Materials Technology increased by 1%. After adjustments for price compensation related to metal prices, the business area's invoicing increased by 14%.

Both invoicing and order intake were positively affected by more working days compared with the preceding year, but negatively affected by price adjustments related to metal prices and fewer large orders than during the corresponding quarter in the preceding year. Underlying growth is estimated to about 13% for invoiced sales and about 9% for order intake.

Order intake totaled SEK 24,688 M (24,445), an increase of 1% in total and 2% excluding currency effects for comparable units and in comparison with a strong quarter in the preceding year. Changed currency rates had a negative impact on order intake of 4%.

Growth for comparable units and excluding currency effects was 10% for Sandvik Tooling and unchanged for Sandvik Mining and Construction, but adjusted for major project orders, growth was 16%. Order intake for Sandvik Materials Technology declined by 5%, but adjusted for effects of lower metal prices, the underlying order intake increased by about 9%.

Global demand remained favorable within Sandvik's core areas during the quarter. The product mix was advantageous, with favorable order intake within oil, gas, nuclear power, aerospace, mining and medical technology.

In **Europe**, demand was stable in most markets. Activity was high and order intake favorable in energy-related industries, the engineering industry, parts of the automotive industry and the mining and construction industry, but flat in products for consumer-related applications. The reported change in order intake was negatively impacted by fewer project orders and lower metal prices compared to the previous year.

In **NAFTA**, growth remained favorable, and order intake was stable. Demand was high in mining, oil and gas, aerospace, petrochemical and process industries but continued weak for US automotive manufacturers and parts of the construction industry.

Development in **Africa and the Middle East** was driven by a high investment activity and production in the mining industry, and order intake showed very strong growth with an increase of 37%.

Activity in **South America** was stable, and the order intake increased by 7%.

Demand in **Asia** remained favorable, and the order intake increased by 14% adjusted for major project orders. Growth remained favorable, primarily in China and India.

In **Australia**, demand was high in the mining and process industries, primarily relating to equipment. Order intake increased by 25%, but adjusted for major project orders, the increase was 13%.

Earnings and return


OPERATING PROFIT
SEK M
Quarter
Per cent
5 000
4 000
3 000
2 000
1 000
0
20
16
12
8
4
0
06
07
08
Quarter
Operating margin, %


RETURN
Per cent
Per cent
40
30
20
10
0
06
07
08
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

Operating profit in the second quarter amounted to SEK 3,783 M, a decline of 8% compared with the corresponding quarter in 2007. The operating margin amounted to 15.8% (18.6) of invoicing. Earnings were affected adversely in the amount of SEK 176 M for revaluation of inventories due to changed metal prices and by SEK 340 M due to changed currency rates. Adjusted for the metal price effects, the operating margin was 16.5%. Based on currency rates as at quarter end, a negative currency effect of approximately SEK 150 M is expected for the third quarter, and a negative currency effect for the full year estimated at approximately SEK 600 M.

Underlying profitability remained favorable in all business areas mainly due to higher volumes and favorable product mix. The high demand requires increased capacity in sales, production and distribution, which initially generates cost increases but ensures continued profitable growth. The integration of companies acquired in the past year continued as planned.

Net financial items amounted to SEK -481 M (-298), mainly due to increased net borrowing and increased interest rates. Profit after financial income and expenses was SEK 3,302 M (3,795), 13.7% of invoicing. Net profit for the period was SEK 2,410 M (2,761). Earnings per share declined by 12% to SEK 1.94 (2.20) but amounted to SEK 2.05 after adjustments for metal price effects.

Cash flow from operating activities improved to SEK 3,364 M (1,046), due primarily to higher invoicing and lower operating capital. Investments amounted to SEK 2,303 (2,030), of which company acquisitions accounted for SEK 673 M (884). Cash flow after investments amounted to SEK 1,144 M (neg: 542) for the quarter. The return on capital employed declined to 23.2% (29.2), mainly attributable to acquisitions and metal price effects. After adjustments for these return on capital employed totaled 27.0%. The return on shareholders' equity declined to 31.2% (35.5).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
4 000
3 000
2 000
1 000
0
10 000
7 500
5 000
2 500
0
06
07
08
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
06
07
08
Rolling 12 months

Sandvik Tooling

Sandvik Tooling's order intake in the second quarter amounted to SEK 6,720 M (6,440), an increase of 10% for comparable units excluding currency effects. Invoicing totaled SEK 6,721 M (6,324), an increase of 12% from the preceding year for comparable units excluding currency effects. The number of working days in the quarter had a positive impact on Sandvik Tooling's order intake and invoicing by 2-3 percentage points, while currency effects had a negative effect of about 4 percentage points.

Growth remained favorable for Sandvik Tooling in most large markets, and demand, particularly for carbide and diamond-based tools, increased further. Demand was high in Europe and stable in NAFTA in most segments, and order intake rose by 11% and 5%, respectively. The strong growth in Russia and China continued during the quarter. Activity was high in South America, and order intake increased by 11%.

Demand remained high in the engineering, oil and gas industries, in portions of the automotive industry and in the aerospace industry. Activity in the automotive industry was high in Asia and parts of Europe but remained low in North America.

Integration of the Norwegian acquisition Teeness proceeded according to plan. Strategic investments in new production facilities are in progress in e.g. China and Japan. During the quarter, 49% of the shares in the US company Percorp Inc. were acquired, which further strengthened Sandvik Tooling's offering of diamond-based tools.

Operating profit improved by 4% compared with the second quarter of 2007 and amounted to SEK 1,626 M (1,568). The operating margin amounted to 24.2% (24.8). Increased volumes, positive price trends and improved productivity offset increased costs for expansion in such areas as sales and R&D. Operating profit was negatively affected by currency effects in an amount of approximately SEK 130 M, corresponding to a negative effect on the operating margin of about 1 percentage point. Both operating profit and the operating margin were positively affected by a higher degree of utilization due to more working days. Changed raw material costs had no material impact on the operating margin. Adjusted for one-off items, mainly insurance compensation the previous year, the operating margin increased by approximately 0.5 percentage points compared to the previous year. Return on capital employed declined to 33.0%. (33.8). Excluding Diamond Innovations, return on capital employed increased to 35.9% (35.2).



During the quarter, Sandvik acquired the Norwegian company Teeness, which manufactures anti-vibration tools under the Silent Tools brand.

SANDVIK TOOLING

SEK M	Q2 2008	Q2 2007	Change %	Q1-2 2008	Q1-2 2007	Change %
Order intake	6 720	6 440	+10 *	13 649	12 761	+8 *
Invoiced sales	6 721	6 324	+12 *	13 321	12 321	+10 *
Operating profit	1 626	1 568	+4	3 221	3 005	+7
%	24.2	24.8		24.2	24.4	
Return on capital employed	33.0	33.8		33.0	33.8	
Number of employees	16 928	16 171	+5			

* At fixed exchange rates for comparable units.

Sandvik Mining and Construction

Sandvik Mining and Construction's order intake in the second quarter amounted to SEK 10,389 M (10,175), unchanged from last year for comparable units excluding currency effects. Excluding major project orders order intake increased by 16%. Invoicing for comparable units excluding currency effects rose 19% to SEK 9,786 M (8,186). The proportion of projects in invoicing was 10% of total invoicing, while equipment increased to nearly 50% and after-market sales were slightly more than 40%. Order intake and invoicing were negatively affected by currency effects by about 4% and 5%, respectively.

Demand for equipment, tools and service among customers in the mining industry remained strong in Asia, Africa and Australia, favorable in Europe and South America and stable in NAFTA. Order intake was particularly strong for products for underground mining and exploratory drilling.

Demand in the construction industry was stable in Europe but slightly negative in the US compared to the previous year. In Africa and Asia, demand remained very high, and order intake adjusted for major projects increased by 48% and 21%, respectively.

Equipment deliveries were very favorable during the quarter, and the delivery situation improved, compared with the preceding quarter. Several projects are in progress to increase delivery capacity and improve efficiency in supply, manufacturing and distribution processes.

Operating profit increased during the second quarter by 8% to SEK 1,370 M (1,269) or 14.0% (15.5) of invoicing. The increase was achieved primarily through greater volumes and a favorable product mix. Costs for increasing personnel in sales and service to strengthen capacity were charged against earnings. Currency effects had a negative impact of about SEK 180 M on profit and slightly more than 1 percentage point of the operating margin. Return on capital employed declined to 27.9% (32.2), but excluding the effects of the preceding year's acquisitions, return was 30.4%. (33.0)



One of Sandvik Mining and Construction's service operators in South Africa with a very low loader, specially designed for the narrow stopes of platinum mines.

SANDVIK MINING AND CONSTRUCTION

SEK M	Q2 2008	Q2 2007	Change %	Q1-2 2008	Q1-2 2007	Change %
Order intake	10 389	10 175	+0 *	20 918	18 825	+7
Invoiced sales	9 786	8 186	+19 *	18 138	15 484	+13
Operating profit	1 370	1 269	+8	2 555	2 371	+8
%	14.0	15.5		14.1	15.3	
Return on capital employed	27.9	32.2		27.9	32.2	
Number of employees	16 928	14 167	+19			

* At fixed exchange rates for comparable units.

Sandvik Materials Technology

Sandvik Materials Technology's order intake in the second quarter amounted to SEK 5,899 M (6,266), down 5% compared with the preceding year, excluding currency effects for comparable units. Invoiced sales amounted to SEK 5,810 M (5,982), an increase of 1% excluding currency effects for comparable units. Order intake excluding currency, structural and price compensation effects increased by 9%, while invoicing increased by 14%. Lower price compensation for changed metal materials prices had a negative effect on order intake and invoicing of about 14 and about 13 percentage points, respectively.

The underlying demand for products from Sandvik Materials Technology was favorable during the quarter. The reported change in order intake was negatively impacted by lower metal prices and slightly weaker order intake from the oil industry compared to the previous year. Demand for high value-added niche products remained strong, primarily from customers in sectors such as energy, oil and gas, aerospace, medical technology, nuclear power and process industries. Demand was favorable in the majority of markets, most notably in North America, Asia and Australia. Order intake from and deliveries to the oil industry increased during the quarter following a decline at the end of the preceding quarter. Activity was high in the nuclear power industry in several countries. Demand for products for consumer-related applications was flat, as was demand for certain standard products in Europe.

Declining nickel prices also affected profits in the second quarter. Nickel inventory levels at 30 June were about 10,000 tons (11,000 in Q1) including raw material, work in progress and finished goods. An average price of about USD 27,000 per ton in combination with a weaker USD resulted in a negative impact on profit of SEK 176 M due to revaluation of metal inventories. Cash flow was not affected by these revaluation effects. Based on the current metal prices and exchange rates, a negative impact on profit of SEK 250-300 M due to changed values on total inventories is expected in the second half of the year.

Highly polished bands are used in the electronics industry, in part for manufacturing of LCD screens.



Operating profit was positively affected by high volumes and a positive price trend, but also negatively by valuation effects resulting from lower metal prices. In order to further improve profitability the efforts to increase efficiency will be intensified. As part of this the number of employees will through natural attrition be gradually reduced by about 10%.

Currency effects had a marginal effect on profit for the quarter. The reported operating profit declined by 43% and amounted to SEK 534 M (943) or 9.2% of invoicing. Adjusted for the effects of inventory revaluation, the underlying operating profit was SEK 710 M or 12.2% of invoicing. Return on capital employed amounted to 7.2% (20.4) for the most recent four quarters. Adjusted for nickel price effects, the return on capital employed in the second quarter was 14.5%.

SANDVIK MATERIALS TECHNOLOGY

SEK M	Q2 2008	Q2 2007	Change %	Q1-2 2008	Q1-2 2007	Change %
Order intake	5 899	6 266	+9 *	11 820	12 460	+8
Invoiced sales	5 810	5 982	+14 *	11 212	11 586	+11
Operating profit	534	943	-43	617	1 727	-64
%	9.2	15.8		5.5	14.9	
Return on capital employed	7.2	20.4		7.2	20.4	
Number of employees	9 404	8 407	+12			

* At fixed exchange rates for comparable units and adjusted for metal price effects.

Parent Company

The Parent Company's invoicing during the second quarter of 2008 amounted to SEK 5,566 M (5,491) and the operating result amounted to SEK 199 M (202). For the period January – June 2008 the invoicing was SEK 11,101 M (10,768) and the operating loss SEK 85 M (profit 517).

The operating result for the Parent Company as well as for the Group was negatively affected by the nickelprice effects in Sandvik Materials Technology.

Income from shares in Group companies consists primarily of dividends from these and amounted to SEK 3,256 M (3177). Interest–bearing liabilities less cash and cash-equivalents and interest-bearing assets amounted to SEK 14,917 as at 30 June, 2008 (SEK 10,240 M as at 31 December, 2007). The net debt for the Parent Company has increased as a result of the settlement of Group contributions and payment of dividends to shareholders. Investments in fixed assets amounted to SEK 855 M (554).

Significant events

- In April, Sandvik Mining and Construction acquired the remaining 49% of the Brazilian company MGS in accordance with the agreement in effect from the time of acquisition in March 2004. The company is a leading manufacturer of large transporters for mines and harbors and for customers handling bulk materials.
- In April, Sandvik Mining and Construction reached an agreement with Husqvarna Construction Products Sweden AB to divest the construction division Sandvik Nora, which was included in the acquisition of Hagby-Asahi AB in 2006. The division has about 30 employees, and sales amounted to about SEK 65 M in 2007.
- Among other resolutions the Annual General Meeting, held on 29 April, approved a dividend of SEK 4.00 per share (totally SEK 4,475 M) for 2007. The distribution was completed in May. At the meeting Mr. Simon Thompson was elected new member of the board as Mrs. Sigrun Hjelmquist declined reelection.
- In May, Sandvik Materials Technology reached an agreement to acquire the British company Eurocut Ltd. The company manufactures instruments and implants for the medical sector and thus strengthens Sandvik's capacity and expertise in this area. Eurocut had sales of about SEK 60 M in 2007 with about 60 employees.
- In June, Sandvik Mining and Construction received an order for mining equipment and systems for a surface mine in Australia. The total order value is estimated at about SEK 730 M.
- In June, Sandvik Tooling acquired 49% of the shares in the US company Precorp Inc. The company develops, produces and distributes tools in polycrystalline diamond and hardened carbide for cutting applications in advanced composite materials. The acquisition strengthens Sandvik Tooling's offering in diamond-equipped tools. Precorp's sales amounted to about SEK 140 M in 2007, and the number of employees was 140. Precorp is reported as an associated company in accordance with the equity method.
- In July, Sandvik Tooling completed the acquisition of the Norwegian company Teeness ASA. The company is the market leader with respect to development and production of anti-vibration-tools. The acquisition strengthens Sandvik Tooling's offering primarily to the aerospace and energy industries. The number of employees is about 105, and sales in 2007 amounted to approximately SEK 200 M. The acquisition was consolidated as of 30 May. The sale of Teeness products is made through Sandvik Coromant's sales organization.

Acquisitions and divestments

The total purchase consideration for operations acquired during the second quarter amounted to SEK 935 M. Of the purchase consideration, a preliminary amount of SEK 422 M comprises goodwill and other intangible assets. The number of employees in acquired operations amounted to 704 persons. The accumulated effect from acquisitions was SEK 111 M on invoicing and SEK -16 M on profit after tax.

Acquisitions during the latest 12 months

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Mining and Construction	Extec Screens and Crushers Ltd, UK	31 May 07	1 800	450
Sandvik Mining and Construction	Fintec Crushing and Screening Ltd, UK	31 May 07	560	325
Sandvik Materials Technology	Doncasters Medical Technologies, UK	13 Jul 07	500	430
Sandvik Materials Technology	JKB Medical Technologies, USA	14 Dec 07	90	90
Sandvik Mining and Construction	JN Precise, Canada	28 Jan 08	100	70
Sandvik Materials Technology	Medtronic Inc., USA (part of)	1 Feb 08	140	110
Sandvik Mining and Construction	Corstor International, South Africa	29 Feb 08	70	100
Sandvik Mining and Construction	Aubema, Germany	3 Apr 08	160	80
Sandvik Mining and Construction	Sanslip, Sweden	7 Apr 08	15	9
Sandvik Materials Technology	Eurocut, UK	2 May 08	60	60
Seco Tools	ALG, Russia	5 May 08	100	170
Sandvik Tooling	Teeness, Norway	30 May 08	200	105
Sandvik Tooling	Precorp, USA (49%)	12 Jun 08		

Divestments during the latest 12 months

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Materials Technology	Outokumpu Stainless Tubular Products, minority share 11.6%	30 Apr 07		
Sandvik Materials Technology	Sandvik Sorting Systems	29 Jun 07	1 000	300
Sandvik Tooling	Sandvik Tobler	31 Jan 08	85	80
Sandvik Mining and Construction	Sandvik Nora, construction division	30 Apr 08	65	30

Accounting policies

This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation policies were applied as in the most recent annual report.

From 2008, Sandvik has adjusted the distribution of costs between Cost of sales and services and Administrative expenses to increase accuracy and clarity and thereby improve the reporting of operations. This means that both the adjusted gross profit margin and administrative expenses increased by approximately 1 percentage points for the quarter. These adjustments have no impact on operating profit. Figures for 2007 were restated in this report.

Risks and uncertainty factors

Sandvik is a global group represented in 130 countries and is as such exposed to a number of commercial and financial risks. Accordingly, risk management is an important process for Sandvik in relation to established targets. Efficient risk management is an ongoing process conducted within the framework of business control, and is part of the ongoing operations follow-up and forward-looking assessment of operations. Sandvik's risk exposure for the coming six-month period is assumed not to deviate from the inherent exposure associated with Sandvik's ongoing business operations. For a more in-depth analysis of risks, refer to Sandvik's 2007 Annual Report.

Transactions with related parties

No transactions between Sandvik and related parties that have significantly affected the company's position and earnings have taken place.

Certification

The Board of Directors and the CEO certify that the interim report on the first six months gives a fair view of the Company's and the Group's operations, position and earnings, and describes the significant risks and uncertainty factors to which the Group is exposed.

Sandviken, 18 July 2008
Sandvik AB; (publ)

Lars Pettersson
CEO and Director

Clas Åke Hedström Chairman	Anders Nyrén Vice Chairman	Georg Ehrnrooth Director
Egil Myklebust Director	Hanne de Mora Director	Fredrik Lundberg Director
Simon Thompson Director	Tomas Kärnström Director	Jan Kjellgren Director

Sandvik discloses the information provided herein pursuant to the Securities Market Act and/or the Financial Instruments Trading Act. The information was submitted for publication on 18 July at 08:00 CET.

Appendices:

1. Condensed financial statement of the Group.
2. Condensed financial statement of the Parent Company.
3. Invoicing and operating profit.

The company's auditors have not conducted a special review of the Q2 2008 report. The Sandvik Group's interim report for the third quarter of 2008 will be published on 30 October 2008.

Additional information may be obtained from Jan Lissåker, Sandvik Investor Relations at tel. +46 26 26 10 23 or by e-mail to info.ir@sandvik.com.

A teleconference will be held on 18 juli 2008 at 13.00 CET at Operaterrassen in Stockholm.

Calendar:

18 July	Second-quarter report 2008
4 Sep	Capital Markets Day 2008
30 Oct	Third-quarter report 2008

Calendar 2009:

4 Feb	Fourth-quarter and full-year report 2008
29 Apr	First-quarter report 2009 and AGM

POSTAL ADDRESS	PUBLIC COMPANY (publ)	PHONE AND FAX	WEB SITE AND E-MAIL
Sandvik AB	Corp. Reg. No: 556000-3468	+46 26 26 00 00	www.sandvik.com
SE-811 81 Sandviken	VAT No: SE663000060901	+46 26 26 10 22	info.group@sandvik.com

Appendix 1

The Group in brief

INCOME STATEMENT SEK M	Q2 2008	Q2 2007	Change %	Q1-2 2008	Q1-2 2007	Change %
Revenue	24 016	22 002	+9	46 006	42 411	+8
Cost of sales and services	-15 496	-14 071	+10	-29 800	-27 022	+10
Gross profit	8 520	7 931	+7	16 206	15 389	+5
% of revenues	35.5	36.0		35.2	36.3	
Selling expenses	-2 858	-2 577	+11	-5 591	-5 094	+10
Administrative expenses	-1 349	-1 066	+27	-2 641	-2 031	+30
Research and development costs	-525	-450	+17	-1 017	-867	+17
Other operating income and expenses	-5	255		16	234	
Operating profit	3 783	4 093	-8	6 973	7 631	-9
% of revenues	15.8	18.6		15.2	18.0	
Financial income	21	91		114	227	
Financial expenses	-502	-389		-1 069	-697	
Financial net	-481	-298	+61	-955	-470	+103
Profit after financial items	3 302	3 795	-13	6 018	7 161	-16
% of revenues	13.7	17.2		13.1	16.9	
Income tax expense	-892	-1 034	-14	-1 608	-1 949	-17
Profit for the period	2 410	2 761	-13	4 410	5 212	-15
% of revenues	10.0	12.6		9.6	12.3	
of which minority interests	106	143	-26	-221	266	-17
of which shareholders' interest	2 304	2 618	-12	4 189	4 946	-15
Earnings per share, SEK	1.94	2.20	-12	3.53	4.15	-15

BALANCE SHEET SEK M	30 June 2008	30 June 2007	Change %	31 Dec 2007
Intangible assets	11 256	9 589	+17	11 425
Property, plant and equipment	22 142	19 233	+15	20 895
Financial assets	3 995	3 885	+3	3 779
Inventories	25 657	23 532	+9	25 301
Current receivables	24 135	20 823	+16	22 029
Cash and cash equivalents	3 293	2 135	+54	2 006
Total assets	90 478	79 197	+14	85 435
Total equity	28 304	25 106	+13	29 823
Non-current interest-bearing liabilities	21 445	17 909	+20	21 477
Non-current non-interest-bearing liabilities	5 457	4 421	+23	5 376
Current interest-bearing liabilities	14 456	12 865	+12	10 469
Current non-interest-bearing liabilities	20 816	18 896	+10	18 290
Total equity and liabilities	90 478	79 197	+14	85 435
*Net working capital **	*28 499*	*26 646*	*+7*	*28 804*
Loans	*33 137*	*27 362*	*+21*	*28 554*
*Net debt***	*31 305*	*27 678*	*+13*	*28 905*
Minority interests in total equity	*891*	*988*	*-10*	*1 209*

*) Inventories + trade receivables excl. prepaid income taxes, reduced by non-interest-bearing liabilities excl. tax liabilities.

**) Current and non-current interest-bearing liabilities including net provisions for pensions, less cash and cash equivalents.

Appendix 1 (cont.)

CHANGE IN TOTAL EQUITY SEK M	Q1-2 2008	Q1-2 2007
Opening equity as shown in approved balance sheet for the preceding year	29 823	27 198
Currency translation differences	-729	+644
Equity settled share based payments	-36	-118
Effect of hedge accounting in accordance with IAS 39	+94	-64
Dividends	-5 111	-4 207
Acquisition of minority interest	-147	-
Redemption of own shares	-	-3 559
Net profit for the period	+4 410	+5 212
Closing equity	28 304	25 106

CASH-FLOW STATEMENT SEK M	Q2 2008	Q2 2007	Q1-2 2008	Q1-2 2007
Cash flow from operating activities				
Income after financial income and expenses	+3 302	+3 796	+6 018	+7 161
Adjustment for depreciation, amortization and impairment losses	+824	+805	+1 681	+1 551
Adjustment for items that do not require the use of cash	-153	-56	-286	-234
Income tax paid	-1 027	-971	-1 797	-1 909
Cash flow from operating activities before changes in working capital	+2 946	+3 574	+5 616	+6 569
Changes in working capital				
Change in inventories	-21	-2 212	-892	-3 584
Change in operating receivables	-981	-1 207	-1 796	-2 509
Change in operating liabilities	+1 420	+891	+2 432	+1 615
Cash flow from operating activities	+3 364	+1 046	+5 360	+2 091
Cash flow from investing activities				
Acquisitions of companies and shares, net of cash acquired	-673	-884	-923	-2 886
Acquisitions of property, plant and equipment	-1 630	-1 146	-3 092	-2 187
Proceeds from sale of companies and shares, net of cash disposed of	+33	+358	+83	+358
Proceeds from sale of property, plant and equipment	+50	+84	+163	+148
Cash flow from investing activities	-2 220	-1 588	-3 769	-4 567
Net cash flow after investing activities	+1 144	-542	+1 591	-2 476
Cash flow from financing activities				
Change in borrowings	+6 130	+8 294	+5 542	+10 651
Exercise of personnel options program	-3	-24	-44	-89
Redemption of own shares	-	-3 559	-	-3 559
Payment to new pension fund	-663	-	-663	-
Dividends paid	-5 111	-4 207	-5 111	-4 207
Cash flow from financing activities	+353	+504	-276	+2 796
Cash flow for the period	+1 497	-38	+1 315	+320
Cash and cash equivalents at beginning of the period	+1 745	+2 148	+2 006	+1 745
Exchange-rate differences in cash and cash equivalents	+51	+25	-28	+70
Cash and cash equivalents at the end of the period	+3 293	+2 135	+3 293	+2 135

Appendix 2

Parent company in brief

INCOME STATEMENT SEK M	Q2 2008	Q2 2007	Change %	Q1-2 2008	Q1-2 2007	Change %
Revenue	5 566	5 491	1	11 101	10 768	3
Cost of sales and services	-4 241	-4 156	2	-8 981	-8 123	11
Gross profit	1 325	1 335	-1	2 120	2 645	-20
Selling expenses	-171	-159	8	-334	-315	6
Administrative expenses	-589	-564	4	-1 116	-1 054	6
Research and development costs	-262	-234	12	-531	-463	15
Other operating income and expenses	-104	-176	-41	-224	-296	-24
Operating profit	199	202	-1	-85	517	-116
Income from shares in group companies	3 214	3 144	2	3 256	3 177	2
Income from shares in associated companies	2	5	-60	2	5	-60
Interest income and similar items	109	132	-17	341	268	27
Interest expenses and similar items	-384	-321	20	-708	-595	19
Profit after financial items	3 140	3 162	-1	2 806	3 372	-17
Appropriations	-	133	-	-	270	-
Income tax expense	2	-60	-103	-21	-168	-88
Profit for the period	3 142	3 235	-3	2 785	3 474	-20

BALANCE SHEET SEK M	30 June 2008	30 June 2007	Change %	31 Dec 2007
Intangible assets	15	29	-48	26
Property, plant and equipment	6 229	5 501	13	5 765
Financial assets	14 039	12 638	11	13 857
Inventories	5 155	5 758	-10	6 242
Current receivables	16 073	17 673	-9	19 287
Cash and cash equivalents	44	27	63	6
Total assets	41 555	41 626	0	45 183
Total equity	10 896	10 230	7	12 901
Untaxed reserves	19	2 812	-99	19
Provisions	338	261	30	317
Non-current interest-bearing liabilities	10 881	8 887	22	11 879
Non-current non-interest-bearing liabilities	18	9	100	0
Current interest-bearing liabilities	14 511	14 392	1	11 982
Current non-interest-bearing liabilities	4 892	5 035	-3	8 085
Total equity and liabilities	41 555	41 626	0	45 183
Interest-bearing liabilities and provisions minus cash and cash equivalents and interest-bearing assets	14 917	9 876	51	10 240
Investments in fixed assets	855	554	54	1 128

Appendix 3

Sales and operating profit

INVOICED SALES BY MARKET AREA

SEK M	Q2 2007	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Q2 2008	Change Q2 %	Change Q2 %[1]	Q1-2 2008
Europe	10 191	9 539	10 327	39 704	10 463	11 213	+10	+7	21 677
NAFTA	3 757	3 820	3 658	14 901	3 616	3 600	-4	+7	7 215
South America	1 461	1 360	1 466	5 445	1 264	1 444	-1	-3	2 708
Africa/Middle East	1 601	1 704	1 835	6 716	1 754	1 920	+20	+37	3 673
Asia	2 898	2 891	3 317	11 671	3 023	3 505	+21	+30	6 529
Australia	2 094	1 902	2 108	7 901	1 870	2 334	+11	+12	4 204
Group total	22 002	21 216	22 711	86 338	21 990	24 016	+9	+12	46 006

ORDER INTAKE BY BUSINESS AREA

SEK M	Q2 2007	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Q2 2008	Change Q2 %	Change Q2 %[1]	Q1-2 2008
Sandvik Tooling	6 440	5 991	6383	25 134	6 928	6 720	+4	+10	13 649
Sandvik Mining and Construction	10 175	9 077	10 084	37 986	10 529	10 389	+2	0	20 918
Sandvik Materials Technology	6 266	4 729	5 545	22 733	5 921	5 899	-6	-5	11 820
Seco Tools[2]	1 557	1 454	1 600	6 176	1 721	1 678	+8	+9	3 399
Group activities	7	8	7	30	1	1			2
Group total	24 445	21 259	23 619	92 059	25 100	24 688	+1	+2	49 788

INVOICED SALES BY BUSINESS AREA

SEK M	Q2 2007	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Q2 2008	Change Q2 %	Change Q2 %[1]	Q1-2 2008
Sandvik Tooling	6 324	5 982	6 429	24 732	6 600	6 721	+6	+12	13 321
Sandvik Mining and Construction	8 186	8 424	9 166	33 073	8 352	9 786	+20	+19	18 138
Sandvik Materials Technology	5 982	5 363	5 538	22 486	5 402	5 810	-3	+1	11 212
Seco Tools[2]	1 502	1 439	1 566	6 011	1 627	1 691	+13	+14	3 318
Group activities	8	8	12	36	9	8			17
Group total	22 002	21 216	22 711	86 338	21 990	24 016	+9	+12	46 006

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q2 2007	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Q2 2008	Change Q2 %	Q1-2 2008
Sandvik Tooling	1 568	1 442	1 542	5 989	1 595	1 626	+4	3 221
Sandvik Mining and Construction	1 269	1 260	1 348	4 979	1 184	1 370	+8	2 555
Sandvik Materials Technology	943	621	86	2 435	82	534	-43	617
Seco Tools[2]	382	342	385	1 491	403	378	-1	781
Group activities	-69	-102	-161	-500	-76	-125		-201
Group total	4 093	3 563	3 200	14 394	3 190	3 783	-8	6 973

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICED SALES	Q2 2007	Q3 2007	Q4 2007	Q1-4 2007	Q1 2008	Q2 2008
Sandvik Tooling	24.8	24.1	24.0	24.2	24.2	24.2
Sandvik Mining and Construction	15.5	15.0	14.7	15.1	14.2	14.0
Sandvik Materials Technology	15.8	11.6	1.6	10.8	1.5	9.2
Seco Tools[2]	25.4	23.8	24.6	24.8	24.8	22.3
Group total	18.6	16.8	14.1	16.7	14.5	15.8

1) Change compared with preceeding year at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim and annual report.

END